December 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph Klinko, Lily Dang, Claudia Rios, Irene Barberena-Meissner, and John Coleman

Re: Atlas Critical Minerals Corporation

Amendment No. 4 to Registration Statement on Form F-1

Filed December 8, 2025

File No. 333-290242

Ladies and Gentlemen:

This letter is submitted by Atlas Critical Minerals Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated December 12, 2025 (the “Staff Letter”) with respect to the Company’s Amendment No. 4 to the Registration Statement on Form F-1 submitted to the Commission on December 8, 2025 (the “Registration Statement”).

We are concurrently submitting Amendment No. 5 to the Registration Statement (the “Amendment “) which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Amendment No. 4 to Registration Statement on Form F-1

Exhibit Index

23.5, page II-4

1.	We note that you filed as Exhibit 23.5 written consents from qualified persons associated with the technical report summary for the Rio Piracicaba property, identifying Orlando Garcia Rocha Filho and Bruno Vieira Pereira. However, a third person, Volodymyr Myadzel, is listed on page 9 of the technical report summary as “classifying” the resource. In previous revisions of the technical report summary, all three individuals were listed as qualified persons on the cover page.

Please explain to us why the qualified persons identified on the cover page of the Rio Piracicaba technical report summary have changed, and unless one or both of those identified will be taking responsibility for classifying the resource (with a corresponding edit on page 9), please also obtain and file a consent from Volodymyr Myadzel.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, since the June 16, 2025 update of the technical report summary for the Rio Piracicaba property (“Rio Piracicaba TRS”), Orlando Garcia Rocha Filho and Bruno Vieira Pereira are the only two qualified persons responsible for the preparation of the report. We further advise the Staff that Orlando Garcia Rocha Filho is the qualified person responsible for the resource classification in the Rio Piracicaba TRS. The reference to Mr. Volodymyr Myadzel in the report was an old reference that was inadvertently left in. We have revised the Rio Piracicaba TRS to remove the reference to Mr. Myadzel and refiled Exhibit 96.1 as corrected.

Exhibits

2.	Please file an updated auditor’s consent for the auditor’s report on page F-19 dated August 3, 2024 and signed by Pipara & Co LLP related to the financial statements of Apollo Resources Corporation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the auditor’s consent related to its report for the financial statements of Apollo Resources Corporation as Exhibit 23.7 to the latest amendment to the Form F-1.

3.	Please file a revised legality opinion that clearly states it is counsel’s opinion that the Representative’s Warrant Shares when issued upon exercise of the warrants will be validly issued, fully paid, and non-assessable.

In response to the Staff’s comment, a revised Exhibit 5.1 legal opinion has been filed with the latest amendment to the Form F-1.

General

4.	Please explain why compensation and related disclosures for Brian W. Bernier were removed from your prospectus or alternatively, restore these disclosures. Refer to Item 402(a)(3) of Regulation S-K.

We respectively advise the Staff that Mr. Bernier is not a senior manager of the Company as that term is defined in Form 20-F, and therefore he is no longer listed as a member of the management team under the “Senior Management and Directors” heading on page 105 of the latest amendment of the Form F-1 filed with the SEC. The determination of who is a member of a senior management of the Company is based primarily on the functions performed by such member of senior management, rather than their title. Please see related discussion in SEC’s Release No.33-7745 (September 30, 2000) (the “SEC Release”). Moreover, the SEC Release made it clear that it removed the references that a member of senior management would correspond to an “executive officer” in the United States. In addition, Item 7.B. of Form 20-F characterizes key management personnel as those persons “having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies…” Mr. Bernier’s functions in his role as Vice President, Corporate Development and Investor Relations, do not carry responsibilities of planning, directing and controlling the activities of the Company. Mr. Bernier serves primarily as the first corporate resource to address questions by existing and prospective investors. As such, disclosure of Mr. Brenier’s compensation pursuant to Item 6.B. of Form 20-F is no longer included in the registration statement.

Should the Staff have any questions or require any additional information, please do not hesitate to contact our securities counsel, Era Anagnosti at 202-799-4087, or the undersigned at 213-321-6065.

Sincerely,

/s/ Marc Fogassa

Marc Fogassa

Chief Executive Officer

Atlas Critical Minerals Corporation

cc: Era Anagnosti, Esq.